UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

Name of issuer:

RE360 Enterprise, Inc

Legal status of issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of organization:

    11/14/2022

Physical address of issuer:

3225 McLeod Dr.
Las Vegas, NV 89121

Website of issuer:

https://www.myRE360.com

Name of intermediary through which the offering will be conducted:

Mr. Crowd

CIK number of intermediary:

0001666102

SEC file number of intermediary:

7-42

CRD number:

284278

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

1. The issuer shall pay the intermediary a fee equal to 5% of the gross amount raised.
2. The issuer shall pay or reimburse all reasonable out-of-pocket third party expenses incurred by the intermediary on behalf of the issuer.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
No.

Qualified Third Party:
North Capital acts as the Escrow Facilitator in this Offering.

Type of security offered:
Class B Common Stock

Target number of securities to be offered:
2,778

Price (or method for determining price):
$90

Target offering amount:
$250,020

Oversubscriptions accepted:
Yes.

If yes, disclose how oversubscriptions will be allocated:
First-come, first-served basis

Maximum offering amount:
$1,234,980

Deadline to reach the target offering amount:
30 Apr 2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the

offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

11

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	11,505,430	7,978,840
Cash & Cash Equivalents	130,358	25,104
Accounts Receivable:	0	0
Short-term Debt:	377,903	226,039
Long-term Debt:	10,442,989	7,156,074
Revenues/Sales	2,277,602	2,203,537
Cost of Goods Sold:	615,762	560,832
Taxes Paid:	9,858	8,158
Net Income:	87,811	571,721

[20241030]

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

Offering Statement

Important:
Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting, and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle. Funding Portal is only required to conduct limited due diligence on each Issuer and does not in any way give investment advice, provide analysis or recommendations regarding any offering posted on the Funding Portal. Past

performance is not indicative of future performance. All investors should make their own determination of whether or not to make any investment in an offering, based on their own independent evaluation and analysis and after consulting with their financial, tax and investment advisors. Prior to making any investment, you will be required to demonstrate your understanding of the speculative nature of investing in such private securities. The securities offered on this Funding Portal can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence. You are strongly advised to consult your legal, tax and financial advisor before investing.

FORWARD-LOOKING STATEMENTS

This Form C contains many statements that are "forward-looking". You can identify these statements by the use of terms such as "believe," "anticipate," "expect," "estimate," "future," "intend," "may," "ought to," "plan," "should," "will," negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C include, but are not limited to, statements relating to:

- our goals and strategies and our various measures to implement such strategies;
- our future business development, results of operations and financial condition;
- the expected growth of and changes in the real estate and properties market;
- projected revenues, profits, earnings and other estimated financial information;
- our ability to capture future market share;
- our ability to maintain strong relationships with our customers and business partners;
- our planned use of proceeds;
- our ability to protect our intellectual property rights; and
- government policies regarding the real estate and properties market.

The forward-looking statements included in this Form C are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of many factors, including but not limited to the following:

- competition in the real estate and properties market;
- growth of, and risks inherent in the real estate and properties market in the US;
- our ability to attract and retain qualified executives and personnel;

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C, whether as a result of new information, future events or otherwise, except as required by law and the Regulation Crowdfunding. All forward-looking statements contained in this Form C are qualified by reference to this cautionary statement.

DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

"Affiliate" means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to RE360 Enterprise, Inc shall include any joint venture in which RE360 Enterprise, Inc holds directly or indirectly a twenty percent (20%) or greater ownership interest.

"Business Day" means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

"Board" means the board of directors of RE360 Enterprise, Inc.

"Company " means RE360 Enterprise, Inc.

"Funding Portal " means the equity crowdfunding platform (https://www.MrCrowd.com) operated by Ksdaq Inc. and registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

"Investor" means any person who subscribes the Shares.

"Issuer" means RE360 Enterprise, Inc.

"Ksdaq" means Ksdaq Inc, the intermediary through which the Offering will be conducted:

"Mr. Crowd" means the name under which Ksdaq Inc. conducts its business.

"Offering" means the offering or selling of the Shares in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

"Purchaser" means any person who purchased the Shares.

"SEC" means the United States Securities and Exchange Commission.

"Shares" means the Class B Common Stock of RE360 Enterprise, Inc.

"Share Subscription Agreement" means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Shares.

"Subscriber" means any person who subscribes the Shares.

THE COMPANY

1. Name of issuer:
RE360 Enterprise, Inc

ELIGIBILITY

2. The issuer certifies that all of the following statements are true for the issuer:
- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
The issuer certifies that neither the issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

DIRECTORS AND OFFICERS

DIRECTORS

4. Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Adonis Lockett   **Dates of Board Service:** 11/14/2022

Principal Occupation:
President, RE360 Enterprise, Inc

Adonis Lockett is the Principal of a National Real Estate Investment Firm and Real Estate Brokerage (Lockett-N-Homes), Principal of a National Hard Money / Private Money Lending Company (LNH Capital), and Director of Operations for an online Real Estate Resource Center (myRE360). With a B.S. degree in Electrical Mechanical Engineering and Lean Six Sigma Certification, Adonis excelled in Corporate America doing testing, failure analysis, process improvement, and preventative solutions for companies such as NASA, Boeing, Lockheed Martin, Caterpillar, and Northrop Grumman. After deciding to leave Corporate America to start his own real estate investment firm, Adonis has grown the enterprise into a multi business unit, multi-location powerhouse, with a strong presence in the industry that has garnished the respect of the industry's largest contributors and most affluent people.

LNH Capital is a 506C Reg D debt fund and Private Money Lender that offers financing for non owner occupied investment real estate properties. LNH Capital has deployed over $500M of business purpose real estate investment loans, with over $4B of loans submitted for consideration. myRE360 is an online real estate resources center that aggregates all aspects of real estate investing from education, vendors, deals, processes and systems, resources and information. myRE360 is set to become the household name for all things real estate investing related.

After proving his ability to quickly scale the enterprise to a national presence, Adonis has been featured at dozens of national events as a panelist, presenter, and keynote speaker on how to start, grow and scale a successful real estate investment & finance business, including a spotlight on Fox News to discuss the benefits of the myRE360 platform; and how it can help aspiring, seasoned investors and industry professionals of all types. Lockett-N-Homes is an investment firm that features a real estate brokerage wholesale company and property flip organization.

The Enterprise's ecosystem concept became popular in the Real Estate Investing & Private Lending industry, capturing the attention of several large national organizations that saw the need of these services, and the potential for the company to become an industry disruptor. Adonis was able to create documented partnerships with some of the industry's largest organizations such as Auction.com, American Association of Private Lenders (AAPL), and Think Realty to name a few.
As the Principal Operator of all 3 companies, Adonis has grown the enterprise to a national presence, with over 30 employees and contractors, and has facilitated over $750M of closed real estate transactions between all business units.

Business Experience:

Principal
LNH Capital
May 2014 - Present · 9 yrs 6 mos
Los Angeles, California, United States

Board Of Directors
Lockett-N-Homes
Jun 2008 - Present · 15 yrs 5 mos
Greater Los Angeles Area

Oversee the daily operations of one of the fastest growing combination Credit, Retail & Investment Real Estate based company today. Ensure the continued growth and quality of service for every client and vendor utilizing our unique services.

Additional responsibilities include establishing business to business vendor relationships, and oversee new client and & home acquisitions. Facilitate the opening of new offices, and expand joint partnerships with local and national real estate, mortgage, and financial agencies.

Director Of Operations
myRE360
Jul 2015 - Present · 8 yrs 4 mos
Dallas/Fort Worth Area

myRE360 is the future of real estate investing. It's a unique platform where you can learn the business, build your team, find a deal, and manage your project all at the push of a button. We are automating the real estate investing industry to a simple push button concept.

Reliability Engineer
Lockheed Martin
Sep 2008 - Nov 2011 · 3 yrs 3 mos
Dallas/Fort Worth Area

Performed testing and failure analysis for Ground to Air Defense Missiles
Performed root cause analysis for failures identified during Missile testing
Generated Quality Assessment Reports showing program reliability compliance on production & development hardware
Draft Reliability Prediction & FMECA Report on development hardware to show all Failure Modes and Corrective Actions

Name: Lauren Lockett   **Dates of Board Service:** 11/14/2022

Principal Occupation:
Vice President, RE360 Enterprise, Inc

Lauren is a licensed realtor in the state of Texas, a national real estate investor, and the co-founder of myRE360. With over a decade of experience in project management, business analysis, and integrated technology, she has held key roles in companies like Cerner Corporation and The Home Depot. Lauren brings a wealth of expertise in managing cross-functional teams, driving technology implementations, and delivering innovative solutions to streamline real estate transactions and enhance client satisfaction. Her dedication to the real estate industry is evident in her commitment to providing investors with a robust, educational platform through myRE360, where she leverages her extensive knowledge to empower aspiring and seasoned real estate investors alike.

Business Experience:

 **Cerner Corporation**
11 yrs

Lead Integrated Technologies Owner
Full-time
Apr 2020 - Present · 4 yrs 7 mos
Kansas City, Missouri, United States

Senior Integrated Technologies Owner
Sep 2015 - Apr 2020 · 4 yrs 8 mos
Kansas City, Missouri Area

The Senior Integrated Technologies Owner (ITO) is the primary manager for the overall definition, delivery and planning of technical installation work during Cerner's software implementation and/or services effort with clients.

The ITO provides the design and guidance needed to implement technical solutions in a client/server environment. The ITO is viewed by clients as the primary contact for a wide variety of issues related to their technical infrastructure. The ITO is the expert judge of the clients' risk factors for successful implementation and management of their systems. In addition to project management work, the ITO will coordinate resources, scheduling, and other factors including but not limited to basic operational and financial metrics involved with these projects.

Technical Engagement Leader
Nov 2013 - Aug 2015 · 1 yr 10 mos
Kansas City, Missouri Area

DeviceWorks is Cerner's organization specializing in the expertise of medical device connectivity and interoperability. Within the DeviceWorks organization the focus is on device connectivity architecture and strategies for delivering and enabling medical devices to be infused with appropriate knowledge of the care process.

The Technical Engagement Leader (TEL) is the primary manager for the overall definition, delivery and planning of technical installation work during Cerner's software implementation and/or services effort with clients. The TEL provides the design and guidance needed to implement technical solutions in a client/server environment. The TEL is viewed by clients as the primary contact for a wide variety of issues related to their technical infrastructure. The TEL is the expert judge of the clients risk factors for successful implementation and management of their systems. In addition to project management work, the TEL will coordinate resources, scheduling, and other factors including but not limited to basic operational and financial metrics involved with these projects.

 **Cerner Corporation**
11 yrs

Lead Integrated Technologies Owner
Full-time
Apr 2020 - Present · 4 yrs 7 mos
Kansas City, Missouri, United States

Senior Integrated Technologies Owner
Sep 2015 - Apr 2020 · 4 yrs 8 mos
Kansas City, Missouri Area

The Senior Integrated Technologies Owner (ITO) is the primary manager for the overall definition, delivery and planning of technical installation work during Cerner's software implementation and/or services effort with clients.

The ITO provides the design and guidance needed to implement technical solutions in a client/server environment. The ITO is viewed by clients as the primary contact for a wide variety of issues related to their technical infrastructure. The ITO is the expert judge of the clients' risk factors for successful implementation and management of their systems. In addition to project management work, the ITO will coordinate resources, scheduling, and other factors including but not limited to basic operational and financial metrics involved with these projects.

Technical Engagement Leader
Nov 2013 - Aug 2015 · 1 yr 10 mos
Kansas City, Missouri Area

DeviceWorks is Cerner's organization specializing in the expertise of medical device connectivity and interoperability. Within the DeviceWorks organization the focus is on device connectivity architecture and strategies for delivering and enabling medical devices to be infused with appropriate knowledge of the care process.

The Technical Engagement Leader (TEL) is the primary manager for the overall definition, delivery and planning of technical installation work during Cerner's software implementation and/or services effort with clients. The TEL provides the design and guidance needed to implement technical solutions in a client/server environment. The TEL is viewed by clients as the primary contact for a wide variety of issues related to their technical infrastructure. The TEL is the expert judge of the clients risk factors for successful implementation and management of their systems. In addition to project management work, the TEL will coordinate resources, scheduling, and other factors including but not limited to basic operational and financial metrics involved with these projects.

OFFICERS:

5. Information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Please refer to Question 4 above.

PRINCIPAL SECURITY HOLDERS

6. The name and ownership level of each person, as of the most recent practicable date,* who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering**

Lauren Lockett and Adonis Lockett, Trustees of The Alleo Revocable Living Trust[1]	Class A Common Stock	100%

* The issuer certified that the above information is provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

** To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangements, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. The business of the issuer and the anticipated business plan of the issuer.

Please refer to *Appendix A - Business and Anticipated Business Plan.*

RISK FACTORS

Important:
A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. The material factors that make an investment in the issuer speculative or risky:

Please refer to *Appendix B - Risk Factors.*

THE OFFERING

9. The purpose of this offering:

The purpose of this offering is to raise funds that we will use to fund its current and future operations, and to provide us with a capital structure that will enable us to grow our business.

10. The use of proceeds from this offering is set out as below:

	If target offering amount is sold:	If maximum offering amount is sold:
Total Proceeds	**$250,020**	**$1,234,980**
Less: Offering Expenses		
Portal Fee	$12,501	$61,749
Net Proceeds	**$237,519**	**$1,173,231**
Technology	$142,511	$703,939
Advertisement	$47,504	$234,646
Equipment	$11,876	$58,662
Software	$19,002	$93,858
Marketing Material	$14,251	$70,394
Working Capital	$2,375	$11,732

If Target Offering Amount of $250,020 is Sold

Total Proceeds: $250,020

Less: Offering Expenses

Portal Fee: $12,501

Net Proceeds: $237,519

Allocation of Net Proceeds:

- **Technology ($142,511):** Funds will be allocated to moving development operations from overseas to the U.S., establishing a full-stack development team to enhance platform capabilities and improve overall user experience.

- **Advertisement ($47,504):** Investment in robust advertisements across social media platforms, live forums, expos, conferences, and trade shows will showcase product and service demos, increasing brand visibility and expanding the user base.

- **Equipment ($11,876):** This allocation covers essential hardware upgrades, including computers and servers, to support projected growth and enhance platform performance.

- **Software ($19,002):** These funds will support upgrades to enterprise-level software for improved security, storage, data evaluation and manipulation, and user management.

- **Marketing Material ($14,251):** Development of marketing collateral, including printed materials, banners, flyers, brochures, handouts, and branded swag, will solidify the brand's presence in the market.

- **Working Capital ($2,375):** The remaining funds will be retained as working capital, providing flexibility for operational needs and unforeseen expenses.

If Maximum Offering Amount of $1,234,980 is Sold
Total Proceeds: $1,234,980
Less: Offering Expenses
Portal Fee: $61,749
Net Proceeds: $1,173,231

Allocation of Net Proceeds:

- **Technology ($703,939):** A substantial investment will enable the shift of development operations to the U.S., establishing a comprehensive full-stack development team to enhance infrastructure, improve performance, and introduce advanced tools to support user needs.

- **Advertisement ($234,646):** A significant advertising budget will allow for a multi-channel strategy, including social media, live forums, expos, conferences, and trade shows for product and service demos, accelerating user acquisition and expanding RE360's market reach.

- **Equipment ($58,662):** These funds will support major hardware upgrades, including computers and servers, to manage projected user growth and ensure platform stability.

- **Software ($93,858):** Enterprise-level software upgrades will improve security, storage, data evaluation and manipulation, and user management, creating a more robust and secure platform environment.

- **Marketing Material ($70,394):** An expanded budget for marketing materials will support the production of high-quality printed assets such as banners, flyers, brochures, handouts, and branded swag, reinforcing the brand's presence at trade shows, expos, and online.

- **Working Capital ($11,732):** Remaining funds will serve as working capital, ensuring financial stability and allowing flexibility to address operational needs and unexpected expenses.

TRANSACTION, SECURITIES DELIVERY & CANCELLATION OF INVESTMENTS

11. How will the issuer complete the transaction and deliver securities to the investors?

1. To commit an investment in the Offering, an Investor will submit, through the Funding Portal, an investment ticket on the Issuer's securities offering page on the Funding Portal with the quantity of shares the Investor wants to invest. After the submission of the investment ticket, the Investor will be instructed to execute a Share Subscription Agreement by signing it electronically.

2. Once the Share Subscription Agreement is signed and executed, the Investor will receive an email confirmation of the investment commitment. The Investor can also find his or her investment commitment on the "My Portfolio" page on the Funding Portal. The "My Portfolio" page can be accessed via the following URL: **https://www.mrcrowd.com/portfolio**

3. Upon receiving the confirmation of the investment commitment, the investor will be responsible for transferring funds to an escrow account held with a third party escrow agent on behalf of the issuer. The fund transfer methods can be ACH, wiring, or check, whichever available.

4. Once the funds are transferred to the escrow account, the Investor will receive another email confirmation to acknowledge that his or her funds are received.

5. The Investor will receive email updates on the latest progress of the offering, including when 50%, 75% and 100% of the minimum fundraising target are met.

6. After the target offering amount has been reached and the Issuer decides to end the offering, the Investor's funds will be transferred from the escrow account to the Issuer on the deadline of this offering identified in this Form C (Original Deadline), except in the following situation where the funds will be transferred to the Issuer earlier than the Original Deadline:

    a. when the minimum funding target is met prior to the Original Deadline and;

    b. this Form C and the information of this securities offering have been posted and publicly available on the Funding Portal for at least 21 days and;

c. the Issuer chooses to end the offering earlier than the Original Deadline and;

d. the Issuer has notified the Investor by email the new deadline for this securities offering (New Deadline) at least 5 business days before the New Deadline and the Investor doesn't cancel his or her investment commitment on the "My Portfolio" page on the Funding Portal 48-hours prior to the New Deadline.

7. Once the Investor's funds are transferred from the escrow account to the Issuer, the Issuer will issue the Securities to Investors.

8. The securities issued in this offering will be in book-entry form only, which means that no physical stock certificates will be issued. The ownership of the securities purchased through this offering will be held in the Investor's name in book-entry format maintained by the Issuer or the Issuer's transfer agent.


<u>Investors should be aware of the followings:</u>

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- If an issuer reaches the target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment); and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment;


12. How does an investor cancel an investment commitment?

Investors can cancel their investment commitments until 48 hours prior to the deadline identified in this FORM C. This can be done via the "My Portfolio" page on the Funding Portal. Investors who have cancelled their investment commitments will receive a refund of their original investments.

Mr. Crowd will notify investors by email if the minimum funding target has been met. If this minimum funding target is met prior to the deadline identified in this Form C, the issuer may end this securities offering earlier by giving investors notice of the new deadline for the securities offering by email at least 5 business days before the new deadline. Investors can cancel their investment commitment before the 48-hour period prior to the new deadline. Investors who have cancelled their investment commitments will receive a refund of their original investments.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

If the issuer does not complete an offering including the failure of meeting the minimum funding target, Mr. Crowd will within five business days: (i) Give or send each investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive; (ii) Direct the refund of investor funds.

Rolling Close
If the Target Offering Amount is reached before the Offering Deadline, the issuer may conduct a rolling close, in which the issuer will withdraw all or part of the funds raised while keeping the Offering open until the offering deadline. If the issuer decides to conduct a rolling close, Mr. Crowd will notify investors by email at least 5 business days before the rolling close date. These investors can cancel their investment commitment before the 48-hour period prior to the rolling close date. These investors who have cancelled their investment commitments will receive a refund of their original investments. If these investors do not cancel their investments, their investments will become final at the rolling close date and investors will not be able to cancel or change their invested amount after the rolling close date. All investments subsequent to the rolling close date will be treated as new investments.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Minimum Target	$250,020 USD
Maximum Target	$1,234,980 USD
Pre-money Valuation	$18,000,000 USD
Equity Offered	1.37% - 6.42%
Securities Type	Class B Common Stock
Regulation	Regulation CF
Closing Date	30 Apr 2025

Share Price **$90.00**

Shares Offered
2,778 - 13,722

14. Do the securities offered have voting rights?
No

15. Are there any limitations on any voting or other rights identified above?
No

16. How may the terms of the securities being offered be modified?
The terms of the Securities being offered may be modified by a resolution of the board of directors. The Issuer will file a Form C Amendment together with the amended Offering Statement with the SEC.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

Restrictions on Transfer of the Securities Being Offered
The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

    (1) to the issuer;
    (2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

17. What securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Class A Common Stock:	100	100	Yes	No
Class B Common Stock:	50,000	0	No	No

The economic interest in Class A Common Stock and Class B Common Stock is in a ratio of 2,000 to 1. In other words, 2,000 Class B Common Stock shares represent the same economic interest as one Class A Common Stock share, with the important distinction that Class B Common Stock has no voting rights.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

a. **No Voting Rights**
   Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.

b. **No anti-dilution rights**

Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?
No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
The principal shareholders identified in Question 6 above are having the majority of the voting rights of the issuer.

The Purchasers of the securities offered, as holders of Class B Common Stock, have no voting rights over the affairs of the company.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

> **Important Disclaimer:**
> **As the Issuer is a company with a limited history of operation and has conducted no prior sales of securities except to its founders and initial shareholders, the reliability, accuracy and appropriateness of the valuation methods used in this section in determining the valuation of the securities being offered is not guaranteed. The valuation methods used in this section do not infer that the Issuer assumes any fiduciary duties and should not be construed as financial, legal or tax advice. In addition, such valuation methods should not be relied upon as the only valuation methods. The Issuer cannot guarantee the reliability, accuracy and appropriateness of these valuation methods.**
>
> **We strongly encourage you to consult with qualified business financial analysis professionals, attorneys, or tax advisors prior to making any investment decisions.**

Valuation of Our Class B Common Stock
We use a Price/Sales ("P/S") Ratio and Gross Sales Per Share of the RE360 Enterprise in 2024 to value the Class B Common Stock of RE360 Enterprise, Corp, the security to be issued in this offering. The Board of Directors of the Company believes P/E multiple is a simple, widely used and reasonable valuation method. Investors must be aware that the valuation of our Common Stock is done without an independent third-party valuation specialist.

The P/S ratio is a common measure of valuation. The P/S ratio is equal to a stock's price per share divided by its gross sales per share. In our case, the Gross Sales Per Share is the company's total gross sales divided by the number of adjusted total number of shares.

We didn't issue any Class B Common Stock. Since Class B Common Stocks have 1/2,000 of the economic rights of Class A Common Stock, the adjusted total number of shares would be 2,000 times the total number of shares of Class A Common Stock outstanding:

Adjusted Total Number Of Shares = Total Number Of Shares Of Class A Common Stock Outstanding x 2,000

$$= 100 \times 2,000$$
$$= 200,000$$

Expected Gross Sales Per Share of RE360 Enterprise, Corp in 2024
RE360 Enterprise started its operation in November 2022. We do not have a significant operating history. Therefore, in valuing our securities to be issued in this Offering, we need to forecast our gross sales in 2026. According to our projection, we expect in the fiscal year 2026, the projected gross sales will be $11,100,000, with the following assumptions:

- RE360 Enterprise operates on a unique and innovative business model, focused on aggregating and monetizing data within the real estate investing industry, while simultaneously generating compensation through vertical integration of services provided to real estate investors throughout the life cycle of a real estate investment transaction. Our ecosystem serves as the central hub where all industry players converge, allowing them to connect and collaborate, thus allowing us to potentially capitalize on each interaction, for every transaction, in every city, in every state with unlimited earning potential.

- We generate revenue by offering premium services to vendors, advertisers, educators, and influencers. Vendors gain visibility among our extensive user base, enhancing their chances of securing deals and expanding their client networks. Advertisers can access our platform to promote their products and services to a highly targeted and engaged audience, ensuring their marketing efforts yield significant results. Influencers and educators can market and promote their paid educational content, and real estate associations can market their organization to promote growth in their membership.

The expected Gross Sales Per Share of the Company in 2026 would be:

Expected Gross Sales Per Share in 2025 = Projected Gross Sales In 2025 / Adjusted Total Number Of Shares

$$= \$11,100,000 / 200,000 = \$55.5$$

Choice of Price/Sales ("P/S") Ratio for Our Valuation

On Oct 28, 2024, the P/S ratio for representative stocks in the real estate - operation industry is 2.16, according to the estimation by Zacks Investment Research:

Real Estate - Operations

+17.84% YTD Return Updated Oct 28, 2024

ZACKS
Our Research. Your Success.

Key Metrics for Real Estate - Operations

Industry Earnings

	Industry	IVV(iShares-SP500)
PE (F1)	15.58	19.91
PEG (Ratio)	2.25	2.35
Proj EPS Growth	6.83%	7.00%
Hist EPS Growth	-3.80%	9.68%
Net Margin	-0.70%	12.22%
Hist Sales Growth	5.92%	8.47%
Hist Dividend Growth	0.00%	4.00%

Financial Ratios

	Industry	IVV(iShares-SP500)
Beta	0.91	1.04
ROE	0.26	16.67
ROA	0.62	6.75
ROI	0.96	10.87
Debt-to-Equity	0.08	0.61
Current Ratio	1.97	1.20
Cash Flow ($/share)	22.58	2,663.00
Price to Book	0.93	4.00
Price To Sales	2.16	3.01
Dividend Yield	0.00%	1.54%

Oct 28, 2024 - https://www.zacks.com/stocks/industry-rank/industry/real-estate-operations-153

Therefore, we use this figure as a benchmark to value the Class B Common Stock of RE360 Enterprise, Corp.

Based on the analysis presented above, the valuation of our Class B Common Stock is as follows:

Price / Gross Sales Per Share = 2.61

Price / $55.5 = 2.16

Price = $55.5 x 2.16

Price = $120

Since RE360 is still in the early stage, we apply a 25% discount to this valuation. Therefore, the final price of Class B Common Stock is:

$120 x (1 - 0.25) = $90

Offering Price of each Class B Common Stock = $90

Methods for how the securities may be valued by the issuer in the future:
The Board of Directors will, from time to time, review the use of valuation methods in valuing our securities to ensure a fair and reasonable estimations in different situations and different corporate stages. For example, if the Company grows in size with significant assets accumulated, valuations based on our assets could be an appropriate approach to value the Company and the securities to be issued. The Company may hire independent third parties to assist in the assessment of the valuation of the Company and the securities to be issued in the future.

Methods for how the securities may be valued by the issuer in the future: We may apply the following valuation methods for the future valuation of our common stock or securities to be issued:
1. Price / Sales or Price/Earnings Ratio of companies in the real estate - operation industry or companies that is similar and comparable to us.
2. Book value of the Company if the Company has acquired significant real estate assets.
3. Recent comparable financings of companies similar and comparable to ours.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

- Purchasers of the securities in this offering have limited rights to demand distributions (e.g. dividends) from the Issuer.
- The majority owner may make a decision that the Purchasers consider bad and puts Purchaser's interest in the Issuer at risk.
- Although, as Class B Common Stock holders, the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.
- Since the securities in this offering are not publicly traded and are subject to restrictions on resale or transfer including holding period requirements, the securities in this offering are illiquid.
- The Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.
- The Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

The economic interest in Class A Common Stock and Class B Common Stock is in a ratio of 2,000 to 1. In other words, 2,000 Class B Common Stock shares represent the same economic interest as one Class A Common Stock share, with the important distinction that Class B Common Stock has no voting rights.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

- Purchasers of the securities in this offering have limited rights to demand distributions (e.g. dividends) from the Issuer.
- The majority owner may make a decision that the Purchasers consider bad and puts Purchaser's interest in the Issuer at risk.
- Although, as Class B Common Stock holders, the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.
- Since the securities in this offering are not publicly traded and are subject to restrictions on resale or transfer including holding period requirements, the securities in this offering are illiquid.
- The Purchasers of the securities offered are entitled no voting rights and therefore they are not entitled to exert influence in the affairs of the company or the composition of its board of directors.
- The Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

23. What are the risks to purchasers associated with corporate actions:

a. **Additional Issuances of Securities**
Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

b. **Issuer Repurchases of Securities**
The issuer could be authorized to repurchase the company's issued securities subject to the approval by the company's board of directors. Purchasers of the securities may not impede the issuer's right to repurchase its securities from other shareholders. Moreover, the repurchase could be made at a price much lower than company's business value or its fair valuation, which could be

indicative of the resale price of the securities thereafter.

c. **A Sale of the Issuer or of Assets of the Issuer**

Although as Class B Common Stock holders the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

d. **Transactions with Related Parties**

Transactions with related parties are transactions between the issuer or any of its subsidiaries and a connected person. These transactions include both capital and revenue nature transactions. They may be one-off transactions or continuing transactions. Purchasers should be aware that these transactions may create conflicts of interests between themselves and the Issuer.

24. Describe the material terms of any indebtedness of the issuer:

1. **Credit Card:**

Entity	Card Type	Last 4 Digit	Limit	Bal O/S as on 31st Dec 2023
Lockett In Global	LIG Corp Biz CC / Authorized User	8820/9411	$17,500	26,244.78
Lockett In Global	Delta Skymiles (Apr 2022)	3008	$30,500	43,750.66
Lockett In Global	Chase CC General Expenses	6916	$50,000	60,771.83
ALLEO Holdings Corp	Home Depot CC		$28,500	23,903.26
ALLEO Holdings Corp	Alleo CC / Authorized User (June 2023)	8099/7449	$7,500	9,435.07
Lockett-N-Homes	Chase (LIGS/ALLEO Properties)	5789	$10,000	10,327.77
Lockett-N-Homes	Chase (Hampshire, LLC)	4851	$27,000	33,703.41
myRE360	Chase (May 2023)	4983	$39,000	63,995.42
myRE360	myRE360 CC / Authorized User (June 2023)	8729/6227	$15,000	14,558.57
Total				**286,691.77**

2. **Real Estate Loan**

The Company enters into typical 30-year fixed-rate mortgage obligations for the purpose of purchasing residential homes that are rented out to tenants. The mortgages mature in the years between 2050 and 2053. Principal and interest payments are due monthly, and interest rates on the mortgages range from 3.37 % to 8.13% per annum. The outstanding principal balance on December 31, 2023, and 2022, was $6,665,193 and $10,501,200, respectively. The related interest expense for the years ended December 31, 2023, and 2022 was $509,592 and $305,765, respectively. Payments for long-term debt are as follows at December 31, 2023:

Year Ending December 31:	
2024	91,212
2025	97,217
2026	104,148
2027	110,894
2028	118,022
Thereafter	9,888,496
Total Principal Payments	$ 10,409,989

The Company has four properties under Interest Only loans. The interest rates range from 11% to 12%, with payments due monthly. The total liability under this type of mortgage totals $2,016,985. The annual interest totals $239,907.

3. **Lease payments**

The Organization leases space for administrative services under the terms of a non-cancelable operating lease. The term of the lease is 21months ending in December 2023. The lease agreement includes an option to renew for an additional three years upon expiration. Total rent expenses were $24,000 and $39,574 for the years ended December 31, 2023, and 2022, respectively.

Effective January 2024, the Company entered into a month-to-month lease agreement for their facilities. The monthly payment is $5,500. The expected interval under this arrangement is pursuant to the completion of tenant improvements of the new facility the Company will move to, which is June 2024.

In April 2024, the Company entered into a new 65-month lease agreement for a 3,221 square foot location in Irving, Texas. The commencement of the lease is expected to be June 2024. The agreement includes 1.9% increases for years one through three and 1.8% increases for years four and five. There is a five-year renewal option at prevailing market rents upon the expiration of the original 65-month agreement. Upon execution of the agreement, the Company paid prepaid rent and security deposit in the amount of $15,204.

Future minimum lease payments under this lease as of December 31, 2023 are:

Year Ending December 31:	
2024	$ 48,852
2025	84,685
2026	86,296
2027	87,906
2028	89,517
Thereafter	75,828
Total Minimum Lease Payments	$ 473,084

25. What other exempt offerings has the issuer conducted within the past three years?

N/A

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

      a. **any director or officer of the issuer;**

      b. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**

      c. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**

      d. **any immediate family member of any of the foregoing persons.**

N/A

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?
Yes, see attached financials

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this Form C. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Form C, particularly in "Risk Factors."

IMPORTANT: THE FOLLOWING FINANCIAL FIGURES ARE UNAUDITED

Discussion of Results of Operations

Revenue

For the year ending December 31, 2023, RE360 Enterprise reported total revenue of $2,277,602, marking a slight increase from $2,203,537 in the prior year. The primary revenue streams included lender fees and interest from LNH Capital, rental income, property management fees, real estate sales/capital gains, and subscription income from My RE360.

- **LNH Capital Lender Fees & Interest:** Revenue from lending fees and interest decreased from $54,036 in 2022 to $39,371 in 2023. This decline may reflect changes in lending activity or interest rates.

- **Rental Income:** Rental income saw a significant rise to $1,257,540 in 2023 from $873,206 in 2022, indicating an expanded property portfolio or improved rental yields.

- **Property Management Fees:** Property management fees increased marginally from $13,464 to $14,419, consistent with the rise in rental income.

- **Real Estate Sales/Capital Gains:** Revenue from real estate sales and capital gains dropped to $456,533 from $867,786, possibly reflecting fewer property sales or a market downturn.

- **My RE360 Income (Subscription):** Subscription revenue grew from $5,046 to $9,739, showing steady user adoption and an increasing demand for RE360's platform.

Direct Expenses (COGS)

Direct expenses increased to $615,762 in 2023, up from $560,832 in 2022. Significant components included:

- **Commission and Closing Costs:** Commission expenses decreased to $96,644 from $136,831, possibly due to fewer property sales. However, closing costs and escrow fees nearly doubled from $80,631 to $155,422, suggesting higher transaction costs or a shift in the type of properties sold.

- **Operation and Maintenance:** Operational and maintenance expenses rose to $329,265 from $287,371, aligning with increased rental income and property holdings.

- **Property Taxes and Utilities:** Property tax expenses were negligible in 2023, whereas utilities saw a minor increase from $32,506 to $34,431.

Gross Profit

Gross profit for 2023 reached $1,661,840, a modest increase from $1,642,705 in 2022. The steady gross margin reflects RE360's effective management of direct costs, despite the revenue fluctuation in certain segments.

Indirect Expenses

Indirect expenses increased significantly to $709,158 in 2023 from $515,853 in 2022, largely attributed to investments in growth initiatives:

- **Advertising and Marketing:** Advertising expenses rose to $47,382 from $29,403, indicative of heightened marketing efforts to expand brand awareness and user acquisition.

- **Computer and Software Expenses:** Increased from $9,833 to $23,130, reflecting investments in digital tools and technology to enhance platform capabilities.

- **Conferences & Expos:** Expenses in this category rose to $25,423 from $13,955, emphasizing RE360's focus on engaging with industry stakeholders.

- **Salaries and Wages:** Salaries and wages increased by nearly 50% to $315,126, reflecting expanded personnel to support the company's growth.

Operating Profit

Operating profit in 2023 amounted to $952,683, a decrease from $1,126,852 in 2022, largely due to the increased indirect expenses associated with RE360's growth and marketing strategies.

Other Income and Expenses

- **Other Income:** Other income fell from $18,418 in 2022 to $3,752 in 2023.

- **Mortgage Interest:** Mortgage interest expenses increased sharply from $305,765 to $539,382, indicating either additional borrowing or an increase in interest rates affecting the company's debt obligations.

- **Depreciation:** Depreciation expenses rose from $246,435 in 2022 to $313,538 in 2023, aligning with an increase in asset holdings.

Net Profit

The net profit for 2023 was $87,811, a notable decrease from $571,721 in 2022. This drop is primarily due to the increase in indirect expenses and higher interest costs associated with mortgages. While RE360 Enterprise achieved higher gross revenue and implemented growth strategies in technology, marketing, and staffing, these initiatives temporarily impacted the company's bottom line, aiming to position the company for sustained long-term growth.

Cash Flow Analysis

Operating Activities

For the year ending December 31, 2023, RE360 Enterprise generated $530,043 in net cash from operating activities, a decrease from $836,763 in 2022. The decline can largely be attributed to a lower net income, which fell from $571,721 in 2022 to $87,811 in 2023. This reduction in net income was partially offset by non-cash depreciation expenses, which increased to $313,538 from $246,435, and a substantial increase in payables and provisions by $128,695 compared to the previous year's $18,607.

Investing Activities

Cash outflows for investing activities increased significantly to $3,734,874 in 2023, compared to $2,176,340 in 2022. Major components of these outflows include:

- **Purchase of Property, Plant, and Equipment:** A total of $2,508,237 was spent on acquiring property and equipment, marking an increase from $2,176,340 in the previous year. This reflects RE360 Enterprise's substantial reinvestment into physical assets to support its growth objectives.

- **Loans and Advances:** An additional $1,226,637 was allocated towards loans and advances, a new item compared to the prior year. This likely represents expanded lending or partnership financing efforts.

Overall, the company's investing activities reflect a strategic focus on asset acquisition and expansion, though these outflows significantly exceeded the cash inflows from operating activities.

Financing Activities

Net cash inflows from financing activities rose to $3,310,085 in 2023 from $1,303,127 in 2022, primarily driven by increased loan proceeds. The financing cash flow reflects the company's strategy to support its heavy investments through debt, helping offset the cash outflows from operating and investing activities.

Change in Cash and Cash Equivalents

Despite significant outflows in investing activities, RE360 Enterprise managed a positive net increase in cash and cash equivalents, totaling $105,254 in 2023. This was primarily due to the inflows from financing activities, which helped balance cash usage across other areas. Cash and cash equivalents at the end of the year amounted to $130,358, up from $25,104 at the beginning of the year.

RE360 Enterprise's cash flow for 2023 reflects aggressive growth and asset acquisition funded primarily through debt, positioning the company for future scalability while managing liquidity through substantial financing.

Liquidity and Capital Resources

Assets

- **Current Assets:** As of December 31, 2023, current assets totaled $130,358, up from $25,104 in 2022. This increase in cash and cash equivalents highlights improved liquidity, despite significant capital expenditure throughout the year.

- **Non-Current Assets:** The company reported non-current assets totaling $1,226,637 in 2023, a new category not present in 2022. This includes $1,120,268 in advances and loans, likely reflecting RE360 Enterprise's expansion of financing activities, along with $106,368 in other non-current assets, potentially indicating long-term investments or deposits.

- **Fixed Assets:** Total fixed assets increased to $11,070,835 from $8,562,598 in 2022, driven by significant investments in rental real estate, which rose to $6,332,798 from $4,833,600, and land, which increased to $1,533,580 from $973,580. Building improvements also grew to $3,149,931, indicating ongoing enhancement of physical properties. The net property, plant, and equipment after accumulated depreciation reached $10,148,435, compared to $7,953,736 in 2022. This demonstrates the company's focus on expanding its real estate portfolio as part of its growth strategy.

- **Total Assets:** Total assets as of December 31, 2023, were $11,505,430, marking a substantial increase from $7,978,840 in the previous year. This growth in asset base is consistent with the company's aggressive investment strategy.

Liabilities

- **Current Liabilities:** Current liabilities increased to $377,903 in 2023 from $226,039 in 2022. This rise is mainly attributed to an increase in payables, which grew from $161,997 to $286,692, reflecting higher operational costs or purchases. The short-term portion of long-term debt also rose slightly, aligning with the company's financing activities to support expansion.

- **Long-Term Liabilities:** Long-term liabilities reached $10,442,989, up from $7,156,074 in 2022. The primary component is the real estate loan, which increased to $10,409,989 from $6,601,153, underscoring the company's reliance on debt financing to fund asset acquisitions. Tenant deposits grew marginally to $33,000, while other loans and advances, which stood at $525,921 in 2022, were fully settled by 2023.

- **Total Liabilities:** The company's total liabilities increased to $10,820,892 in 2023, from $7,382,113 in 2022. This substantial increase reflects the company's use of external funding to drive growth.

Stockholders' Equity

- **Common Stock:** Common stock remained unchanged at $10,000.

- **Retained Earnings:** Retained earnings grew to $586,726 in 2023 from $15,005 in 2022, bolstered by net income for the year.

- **Profit for the Year:** Net profit for 2023 was $87,811, a decrease from $571,721 in 2022, contributing to a total stockholders' equity of $684,537, up from $596,726 in the previous year.

Total Liabilities and Stockholders' Equity

The balance sheet's total liabilities and stockholders' equity reached $11,505,430 in 2023, an increase from $7,978,840 in 2022. This growth highlights RE360 Enterprise's significant expansion and strategic investments in long-term assets, funded largely through debt, positioning the company for further growth within the real estate sector.

Outlook

The Company expects to support its operations and capital expenditure requirements primarily through operating cash flows, cash and cash equivalents, proceeds from this offering, and credit facilities. Additionally, we may raise further funds through public or private equity offerings or debt financing, though there is no assurance we will secure these on favorable terms or at all.

Future business developments or unforeseen events could increase the need for additional capital. While we remain open to new opportunities, there are no guarantees regarding the outcome of any potential business developments, and any significant opportunity would require obtaining further financing.

The Company anticipates growth in revenue over the coming years; however, investors should be aware that historical results and cash flows may not necessarily be representative of future performance.

Through this offering, the Company seeks to raise a minimum of $250,020, which will improve liquidity and strengthen the balance sheet. However, the viability of the business over the next 12 months does not depend on receiving these funds or any other additional funding. We expect that available cash, together with the offering proceeds, will sufficiently cover operational needs over the coming 12 months.

Our operations and capital expenditures will be primarily funded by operating cash flows, with additional support from this offering's proceeds and any credit facilities we may secure in the future. Should the market environment permit, we may also consider public or private equity offerings or further debt financing to supplement our capital resources.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:
Please refer to *Appendix D - Financial Statements and Review Report.*

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    (i) in connection with the purchase or sale of any security?
    No

(ii) involving the making of any false filing with the Commission?
No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
No

(2) Is any such person subject to any order, judgement or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

(i) in connection with the purchase or sale of any security?
No

(ii) involving the making of any false filing with the Commission?
No

(iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

(i) at the time of the filing of this offering statement bars the person from:
(A) association with an entity regulated by such commission, authority, agency or officer?
No

(B) engaging in the business of securities, insurance or banking?
No

(C) engaging in savings association or credit union activities?

No

(ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

(i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?

No

(ii) places limitations on the activities, functions or operations of such person?

No

(iii) bars such person from being associated with any entity or from participating in the offering of any penny stock?

No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?

No

(ii) Section 5 of the Securities Act?

No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

No

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

  a. **any other material information presented to investors; and**
  b. **such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

N/A

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: https://myre360.com/

The issuer must continue to comply with the ongoing reporting requirements until:

a. the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

b. the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

c. the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

d. the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

e. the issuer liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Adonis Lockett

[Signature Code: 1kqy7ivoThPaIWaKUZURc9vl6OYoXzMuq4dSG8ymne-vkHSxlRYOtiuc6VNMy4fe2F4323UEjELv1EDlKEUOtrB2QKpv8EFSoVvcWSWHHSBRlJaTiB_d2A]

Adonis Lockett
President
RE360 Enterprise, Inc
Date: 4 Nov 2024

Appendix A - BUSINESS AND ANTICIPATED BUSINESS

PLAN



RE360 Enterprise
Business Plan

RE360 Enterprise,

Inc 1200 W Walnut

Hill Lane Suite 3950
Irving, Texas 75038
Tel:(972) 456-9980
Fax: 1-888-733-0668

Email:

Support@myRE360.com Website:

www.myRE360.com

1. Executive Summary

RE360 Enterprise is a conglomerate of real estate investment related companies that enable aspiring and active real estate investors achieve their goal of financial freedom through real estate investing; by creating an ecosystem of real estate investing related education, availability of all necessary resources, access to deals, project management systems, capital for funding, and trade service providers that collectively create everything a real estate investor would need to start, grow and ultimately scale their real estate investing business.

The parent company, through its diverse range of subsidiary companies, offers a comprehensive array of services catering to the specific needs of real estate investors, equipping them to commence or expand their ventures with utmost efficiency. The three (3) subsidiary companies: Real Estate Prop Tech company (myRE360), National Hard Money / Private Money Lending company which is also a 506C debt fund (LNH Capital), and Real Estate Brokerage and Investment firm (Lockett-N-Homes), is dedicated to providing specialized solutions by encompassing every essential aspect of the real estate industry using vertical integration. From investment property acquisition and sales, management, financing, lead generation and marketing, the collective expertise of these subsidiaries ensures that aspiring and seasoned investors alike can find all the resources necessary under one cohesive umbrella that directly interface with each other, thus creating a seamless end to end experience. With the integration of services and a shared commitment to excellence, the parent company empowers real estate investors to navigate the market confidently, and achieve their objectives with maximum support in the most efficient manner possible.

The parent company and its diverse range of subsidiary companies, offers a comprehensive array of services catering to the specific needs of real estate professionals and investors. By harnessing the collective expertise and resources of our subsidiary companies, RE360 Enterprise has created a seamless user experience, thus enabling it to potentially become the go-to platform for all aspiring and active real estate investors; educators, influencers, Real Estate investment clubs, trade and auxiliary service providers. RE360 Enterprise will ultimately become the central nervous system of the entire real estate investing industry, domestically and internationally.

2. Company Overview

2.1 Company Profile
Name: RE360 Enterprise
Legal Structure: C Corp
Location: Wilmington, DE

2.2 Purpose
RE360 Enterprise's purpose is to be an agent of change that provides solutions that positively impact people's lives and transform the entire Real Estate Investing Industry.

- We believe in serving others and striving for personal excellence to contribute to a better world.
- We believe in using our skills in real estate to help individuals find their dream home, while also pursuing entrepreneurship for the sake of providing happiness and security for our families, making a positive impact, and strengthening our faith.
- We believe in providing individuals from all financial backgrounds with the necessary resources to succeed in real estate investing, while also promoting inclusivity and offering a comprehensive platform for all things related to Real Estate Investing
- We believe in demonstrating love for all of God's people and creation, by offering kindness and support, particularly to those who are in need or experiencing pain.
- We believe in leveraging our network and resources to empower individuals with access to education and knowledge, enabling them to create their own meaningful and purposeful legacies.

2.3 Mission Statement

We will become the primary source of all data associated with the Real Estate Investing Industry, ultimately becoming the leading provider of all information and resources in Real Estate Investing as a whole.

2.4 Vision:
RE360 Enterprise will impact the lives of over 100,000,000 people by 2028.

2.4 Objective:
RE360 Enterprise will become the next industry disruptor and change the way real estate investing is conducted forever.

3. **Market Analysis**

3.1 Market Overview

The real estate investing market is thriving, exhibiting consistent growth over the past few years with an increasing number of individuals seeking alternative investment strategies. The US real estate market is amongst the largest in the world, with steady growth projected in the coming years. While real estate investing remains the primary alternative strategy for financial gain for most individuals, there is a rising demand for comprehensive platforms that simplify and enhance the investment process. Most existing solutions focus on individual components, leaving investors to piece together various tools. RE360 Enterprise has aggregated all segmented aspects of real estate investing to a single platform, within a masterfully constructed ecosystem. These subsidiary companies directly interface with each other, creating an all- inclusive ecosystem that capitalizes on each transaction through the investment life cycle, making every real estate transaction a potential revenue source, in multiple instances.

3.2 Target Market

Our primary target market is the entire real estate investing industry. This includes all active and auxiliary trade and services providers, distributors, educators, influencers, REI clubs, buyers and sellers. The ecosystem was designed to integrate everyone and everything real estate investing related, thus making RE360 Enterprise the central hub for all things real estate investing related.

3.3 Growth Trends

The real estate market is a substantial and dynamic sector, exhibiting consistent growth over the past few years. The real estate industry has witnessed a steady growth trajectory, driven by factors such as urbanization, population expansion, and favorable interest rates. Technological advancements and the increasing popularity of online real estate platforms have further facilitated the growth of the industry in markets throughout the country. The trend towards technology and automation also presents a significant opportunity for our company to capitalize on the adoption of technology as the primary means of resources for different strategies utilized by real estate investors nationwide.

3.4 Target Market Demographics

The real estate investing market has no restrictions on who participates in the different strategies available. Due to the versatility of the services offered, the target audience is everyone who is interested in selling or investing in real estate, has educational information to provide, service providers, material suppliers, software related companies, social and investment clubs, and trade professionals. Everyone who has direct or indirect affiliation with real estate investing is considered our target audience.

4. **Product and Services**

4.1 LNH Capital - Private Money loans for real estate investors

- Non owner occupied, investment real estate hard money / private money loans
- High leverage short term loans for investment properties
- High leverage long term rental loans for investors with rental properties
- New construction loans available for real estate builders and developers

4.2 myRE360 - Online Real Estate Resource Center & Mobile App (Prop Tech)

i. *Education:*

- A wide range of real estate investing courses covering various topics such as the different investment strategies, building teams, leveraging insurance and other various need to know education from local and national educators
- Up-to-date news and analysis about local real estate markets, including trends, opportunities, and challenges, helping investors make informed decisions.
- Courses from renowned real estate experts and professionals to create high- quality educational content that provides practical insights and strategies

ii. *Vendors:*

- Curated list of verified and reliable investor friendly vendors, including contractors, licensed trade professionals, suppliers and distributors
- Ratings and reviews provided by active investors and customers to aid in the vendor selection process
- Verification badge issued by the platform upon the completion of extensive vetting of licenses, insurances, bonding, and active state registration

iii. *Deals:*

- Listing of exclusive on and off market real estate investment opportunities including flip properties, land, turn key rentals, multifamily, and commercial
- Advanced search filters and data analytics to identify the most promising deals.

iv. *Project Management Systems:*

- Interactive tools for planning, tracking, and managing real estate projects efficiently on a single, all inclusive platform
- Integration with communication channels to facilitate collaboration among stakeholders, contractors, subcontractors and trade service providers

4.3 Lockett-N-Homes - Real Estate Investment Firm & Brokerage

- Investor focused real estate brokerage with agents that specialize in sourcing, leasing and selling investment real estate properties of all asset types
- Real estate holding company that purchases investment properties from local wholesalers and sellers of investment properties
- Fix and flip firm that purchases, renovates and sells investment properties from wholesalers and sellers

5. Marketing and Sales Strategy

5.1 Online Presence

- Market on all social media platforms by creating channels to share valuable industry related content and engage with the community
- Create specific branding raising awareness of the company and services provided
- Utilize user-friendly websites with intuitive navigation and a mobile-responsive design
- Utilize search engine optimization (SEO) techniques to improve organic visibility
- Market services on real estate related websites

5.2 Partnerships

- Collaborate with local and national real estate influencers and educators to promote the platform to their networks and followings
- Partner with local real estate investment clubs locally and nationally to integrate their membership and networking events into the ecosystem
- Form strategic partnerships with national real estate organizations and service provides as means to cross market and advertise each other's products and services
- Partner with local and national material suppliers such as Home Depot & Lowes, promoting specific real estate related trade and service providers

5.3 Platform Enhancements

- Continuous innovation and improvement of our platform by staying at the forefront of technology
- Implementation of A.I. (Artificial Intelligence) to streamline customer engagement and improve the user experience
- Consistent improvement of the mobile application to offer all services readily and easily

5.4 Trade Shows, Conferences & Expos

- Conduct product and service demos at industry related trade shows
- Highlight services offered to conference attendees nationwide to grow market presence
- Distribute marketing material highlighting suite of products and services
- Garnish the attention of local organizations and people to help promote the enterprise

6. Financial Projections

6.1 Revenue Model

RE360 Enterprise operates on a unique and innovative business model, focused on aggregating and monetizing data within the real estate investing industry, while simultaneously generating compensation through vertical integration of services provided to real estate investors throughout the life cycle of a real estate investment transaction. Our ecosystem serves as the central hub where all industry players converge, allowing them to connect and collaborate, thus allowing us to potentially capitalize on each interaction, for every transaction, in every city, in every state with unlimited earning potential.

We generate revenue by offering premium services to vendors, advertisers, educators, and influencers. Vendors gain visibility among our extensive user base, enhancing their chances of securing deals and expanding their client networks. Advertisers can access our platform to promote their products and services to a highly targeted and engaged audience, ensuring their marketing efforts yield significant results. Influencers and educators can market and promote their paid educational content, and real estate associations can market their organization to promote growth in their membership.

6.2 Revenue Projections

3 Year Proforma			
	Year 1	Year 2	Year 3
Gross Sales	$4,550,000	$11,100,000	$24,775,000

6.3 Startup Costs

- Platform Development: $550,000
- Marketing and Advertising: $150,000
- Legal and Administrative: $75,000
- Contingency: $25,000
- Total Startup Costs: $800,000

6.4 Profitability

By year 3, RE360 Enterprise aims to achieve a conservative yet sustainable gross profit of approx. $25,000,000 based on a 35% conversion rate, with a modest 20% increase in our customer base each quarter, year after year.

7. Funding

To finance the startup costs and initial operations, RE360 Enterprise will seek funding through venture backed capital. RE360 Enterprise has no angel investments, and is 100% self funded. As such, the enterprise has reached capacity and growth and an investment of $2,500,000 in 2 to 3 years would be applied accordingly:

- Technology: $1,500,000
  - Move development from overseas to US with that consist of a full stack development team
- Advertisement: $550,000
  - Create robust advertisements on all social media platforms, live forums, expos, conferences and trade shows for product and service demo, un
- Equipment: $100,000
  - Upgrade hardware such as computers and servers to manage projected growth
- Software: $200,000
  - Upgrade to enterprise level software for security, storage, data evaluation and manipulation, user management, etc
- Marketing Material: $150,000
  - Printed material, banners, flyers, brochures, handouts and swag

8. Conclusion

RE360 Enterprise aims to be the leading force in the real estate investing industry, connecting all stakeholders in a unified system, powered by data-driven insights. Our technology platform will serve as the backbone for success, empowering investors, agents, vendors, educators, service providers and advertisers to thrive in a dynamic and competitive market, both locally and nationally, while simultaneously being the primary lead generator for the other subsidiaries. By fostering collaboration, technology, and innovation, we will create a combination technology platform and ecosystem that captures every aspect of real estate investing, thus making RE360 Enterprise the household name for all things real estate investing related, while connecting the entire industry, and positively impacting people's lives.

Appendix B - RISK FACTORS

Market and Economic Risks

Real Estate Market Fluctuations: The real estate industry is highly sensitive to economic changes, making it vulnerable to fluctuations in property values, interest rates, and demand. A downturn in property values could reduce the attractiveness of real estate investments, affecting our ability to attract investors and generate revenue. Additionally, changes in local real estate markets could impact specific properties, reducing rental income and the valuation of properties owned or managed by our subsidiaries.

Economic Downturn: Economic slowdowns or recessions can lead to a contraction in real estate activity. Reduced investment activity and lower demand for services could impact RE360's profitability, as real estate investment and financing activities are often closely tied to overall economic conditions. A prolonged downturn could result in fewer property transactions, decreased property values, and lower capital availability for investments, thereby impacting our operations and cash flow.

Interest Rate Sensitivity: Interest rate fluctuations can have a significant impact on real estate investment demand and the profitability of lending activities. Rising interest rates may increase borrowing costs for both RE360 and our clients, potentially reducing demand for property acquisitions, financing, or refinancing services.

Regulatory and Legal Risks

Compliance Risks: The real estate industry is governed by numerous federal, state, and local regulations. Non-compliance with any of these can lead to fines, legal actions, or reputational damage. RE360 must navigate complex regulatory landscapes for real estate transactions, lending activities, and data privacy protections on its platform. Staying compliant with these requirements is essential, but also involves ongoing costs and risks related to monitoring, training, and adapting to new regulations.

Litigation and Legal Claims: RE360 may be involved in legal disputes, including issues related to property transactions, contract disputes, lending regulations, or intellectual property. Legal proceedings can be expensive, time-consuming, and damaging to the company's reputation, even if resolved favorably. Negative outcomes could lead to financial losses, liability costs, or operational restrictions.

Changes in Tax Laws: Tax law changes can significantly affect real estate investment returns, potentially decreasing the attractiveness of real estate as an investment option. A reduction in tax incentives or an increase in capital gains tax could reduce investor interest in RE360's services, leading to reduced demand and revenue.

Financial Risks

Capital Availability: Our business relies on the ability to access capital and credit for both operations and the funding of real estate investments. Limited access to capital markets or a tightening of credit availability could affect RE360's ability to finance property acquisitions, meet operational expenses, and fund growth initiatives. A lack of available capital would limit RE360's operational flexibility and growth potential.

Credit Risk: RE360's financing activities, including providing loans, expose the company to credit risk. Should borrowers default on loans or experience financial difficulties, RE360 could face financial losses, as well as limitations on lending capacity and adverse effects on cash flow and profitability. Effective credit risk management practices are essential, but they do not eliminate the risk of loss.

Liquidity Constraints: The inherently illiquid nature of real estate assets may limit RE360's ability to quickly raise cash when needed. This can pose challenges in meeting short-term obligations or funding unexpected expenses. Although real estate investments can provide stable returns over time, the inability to liquidate assets quickly could affect cash flow in adverse market conditions.

Technology Risks

Technology Disruptions: RE360 relies heavily on technology platforms for deal facilitation, project management, and user education. This dependence makes us vulnerable to technology-related disruptions, including system outages, cyber-attacks, and data breaches. Any prolonged technical failure could disrupt services, impact customer trust, and result in financial and reputational damage.

Platform Performance and User Satisfaction: A seamless user experience is critical for RE360's success. Technical issues, bugs, or poor performance on the platform could deter users and harm the company's reputation. Platform downtime, lagging response times, or issues with mobile accessibility could impact user retention and acquisition, thereby affecting revenue.

Cybersecurity Risks: As a data-driven platform, RE360 handles sensitive client and transaction information, making it a target for cyberattacks. Data breaches or leaks could result in legal liabilities, regulatory penalties, and reputational harm. Securing user data and maintaining data integrity are crucial but involve ongoing costs and risks as cybersecurity threats continue to evolve.

Competitive Risks

Intense Competition: The real estate industry is highly competitive, with established players and new entrants actively competing for market share. Competitors with more resources, better technology, or stronger brand recognition could impact RE360's ability to attract and retain customers. Failure to differentiate RE360's offerings and maintain a competitive edge could negatively affect our market position.

Changing Market Dynamics: Consumer preferences, technology advancements, and market trends can shift rapidly in the real estate industry. Adapting quickly to these changes is essential for staying relevant, but the ability to pivot or innovate in response to shifts in market dynamics may be constrained by operational, financial, or regulatory factors.

Price Sensitivity: The company's pricing strategy must remain competitive to attract and retain clients. However, downward pricing pressure from competitors may impact profitability, especially if RE360 is forced to lower prices or offer discounts to compete effectively.

Operational Risks

Execution Risks: RE360's operations involve managing multiple aspects of real estate transactions, property management, financing, and education. Inefficiencies or failures in managing these processes could lead to financial losses, reputational damage, and regulatory issues. Effective operational management is critical to the company's success, particularly as RE360 expands its service offerings.

Vendor Reliability: RE360 relies on third-party vendors for various services, including property management, construction, and maintenance. These vendors play a crucial role in service delivery, and any issues related to reliability, quality, or timeliness could impact RE360's reputation and customer satisfaction.

Dependency on Platform Reliability: Operational continuity is dependent on the reliability of RE360's platform. Technical issues, server downtimes, or data management inefficiencies can significantly disrupt the user experience and impede service delivery. The company's growth is heavily reliant on consistent, high-quality platform performance.

Real Estate Market Volatility

Real Estate Market Cycles: Real estate markets are cyclical and can be influenced by macroeconomic factors, interest rates, and investor sentiment. Downturns in the market may lead to reduced transaction volumes and lower demand for RE360's services. Periods of high market volatility could impact property values, affect investment yields, and create challenges in maintaining consistent revenue.

Property Value Fluctuations: RE360's real estate portfolio is subject to fluctuations in market value. Sudden declines in property values could impact rental income, collateral value for loans, and overall asset worth. Property devaluations could also limit refinancing options, affecting RE360's ability to manage debt effectively.

Global and Geopolitical Risks

Political and Economic Instability: International trade tensions, economic sanctions, or geopolitical events can affect global financial markets and real estate investments. Changes in government policies or disruptions to the economy may influence real estate market conditions, affecting RE360's business.

Inflation Risks: Rising inflation can impact construction costs, property maintenance expenses, and financing rates. Higher costs may reduce profitability or lead to increased borrowing needs, affecting cash flow and the cost-effectiveness of RE360's projects.

Dependence on Key Personnel

Dependence on Adonis Lockett: RE360's success is significantly dependent on the leadership and expertise of its President, Adonis Lockett. Mr. Lockett's role in guiding the company's strategic direction, making operational decisions, and maintaining investor relations is crucial. The loss of Mr. Lockett's leadership, whether due to personal, health, or professional reasons, could have a material adverse impact on the company.

Challenges in Attracting and Retaining Talent: RE360's ability to grow depends on recruiting and retaining skilled personnel across technology, finance, and real estate. Increased competition for skilled talent or a high turnover rate could affect RE360's operational effectiveness and growth potential.

Capital Structure Risks

Debt or Financing Obligations: RE360 relies on debt financing to support asset acquisition and growth. Significant debt obligations can increase financial risk, limit operational flexibility, and restrict the company's ability to invest in growth initiatives. High levels of debt may also subject the company to rising interest expenses and refinancing risks.

Equity Dilution Risks: Future equity offerings may dilute the ownership interests of existing shareholders. Issuing additional shares to raise capital could impact shareholder value, especially if capital is raised at lower valuations during challenging market conditions.

Appendix C - SHARE SUBSCRIPTION AGREEMENT

SHARE SUBSCRIPTION AGREEMENT

of

RE360 ENTERPRISE, INC

Important:
This securities offering is made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012. Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include

holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle.

THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made as of [Date of Signing] by and among RE360 Enterprise, Inc, a company organized and existing under the laws of the State of Delaware ("RE360 Enterprise, Inc" or the "Issuer"), and [Subscriber Legal Name] (the "Subscriber").

Whereas, RE360 Enterprise, Inc has agreed to issue to the Subscriber and the Subscriber has agreed to subscribe the Class B Common Stock of RE360 Enterprise, Inc (the "Shares") subject to the terms and on the conditions set forth below.

Now, therefore, in consideration of the mutual premises and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

1. Sale and Subscribe of Shares.

1.1 Issue of Shares. Subject to the terms and conditions hereof, RE360 Enterprise, Inc hereby issues to the Subscriber, and the Subscriber hereby subscribes from RE360 Enterprise, Inc **[Shares Subscripted] Shares**, at a Per Share Price equal to **$90.00** (the "Share Price").

1.2 Subscription Price. The aggregate Subscription Price for the Shares is **$[Subscription Amount]** (the "Subscription Price"), which shall be delivered to RE360 Enterprise, Inc as follows:

(i) **$[Subscription Amount]** in immediately available funds upon signing this Agreement.

1.3 The Offering. The Shares are issued in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Offering").

1.4 The Intermediary. The Offering of the Shares is being made through Ksdaq Inc., dba "Mr. Crowd" (the "Intermediary").

1.5 Charges to the Subscriber. The Intermediary will not charge the Subscriber any fees. But the Subscriber should be aware that the Subscriber's bank may charge fees on fund transfer transactions.

1.6 Charges to the Issuer. The Intermediary will be entitled to charge RE360 Enterprise, Inc a fee specified in the Form C of this Offering.

1.7 Securities Laws. The Subscriber acknowledges and understands that the offer and sale of the Shares were done in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with the Title III of the Jumpstart Our Business Startups Act of 2012 and, as such, the offer and sale of the Shares are subject to the terms and conditions hereof and the provisions of the Form C.

2. Acknowledgements and Agreements of the Subscriber. Subscriber acknowledges and agrees that:

a. the decision to execute this Agreement and subscribe to the Shares hereunder has not been based upon any oral or written representation as to fact or otherwise made by or on behalf of RE360 Enterprise, Inc and such decision is based upon a review of the Form C which has been filed by RE360 Enterprise, Inc with the Securities and Exchange Commission (the "SEC") in compliance, or intended compliance, with applicable securities legislation, as well as Subscriber's independent research and investigation;

b. the Subscriber and the Subscriber's advisor(s) have had a reasonable opportunity to pose questions to and receive answers from RE360 Enterprise, Inc in connection with the subscription of the Shares hereunder, and to obtain additional information, to the extent possessed or obtainable without unreasonable effort or expense, necessary to verify the accuracy of the information about RE360 Enterprise, Inc;

c. the Subscriber acknowledges and accepts the fact that the owners of the Shares are entitled to no voting rights and therefore they are not entitled to exert influence in the affairs of RE360 Enterprise, Inc or the composition of its board of directors. The owners of the Shares are also entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in RE360 Enterprise, Inc;

d. RE360 Enterprise, Inc is entitled to rely on the representations and warranties of the Subscriber contained in this Agreement and the Subscriber will hold harmless RE360 Enterprise, Inc from any loss or damage it or they may suffer as a result of any inaccuracy therein;

e. the Subscriber will indemnify and hold harmless RE360 Enterprise, Inc and, where applicable, its directors, officers, employees, agents, advisors and shareholders, from and against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all fees, costs and expenses whatsoever reasonably incurred in investigating, preparing or defending against any claim, lawsuit, administrative proceeding or investigation whether commenced or threatened) arising out of or based upon any representation or warranty of the Subscriber contained in this Agreement or in any document furnished by the Subscriber to RE360 Enterprise, Inc in connection herewith being untrue in any material respect or any breach or failure by the Subscriber to comply with any covenant or agreement made by the Subscribers to RE360 Enterprise, Inc in connection therewith;

f. the Subscriber acknowledges that RE360 Enterprise, Inc has the right in its sole and absolute discretion to stop this securities offering at any time prior to the deadline of the securities offering set forth in the Form C. This Share Subscription Agreement shall thereafter have no force or effect and RE360 Enterprise, Inc shall return any previously paid subscription price of the Shares, without interest thereon, to the Subscriber;

g. the Subscriber has been advised to consult its own legal, tax and other advisors with respect to the merits and risks of an investment in the Shares and with respect to applicable resale restrictions, and it is solely responsible (and RE360 Enterprise, Inc is not in any way responsible) for compliance with:

(i) any applicable laws of the jurisdiction in which the Subscriber is resident in connection with the distribution of the Shares hereunder, and

(ii) applicable resale restrictions;

h. neither the SEC nor any other securities commission or similar regulatory authority has reviewed or passed on the merits of the Shares;

i. no documents in connection with the sale of the Shares hereunder have been reviewed by the SEC or any state securities administrators; and

j. there is no government or other insurance covering any of the Shares.

3. Representations, Warranties and Covenants of the Subscriber.

3.1 The Subscriber hereby represents and warrants to and covenants with RE360 Enterprise, Inc (which representations, warranties and covenants shall survive the Closing) that:

a. the Subscriber has received and carefully read this Agreement;

b. the Subscriber is subscribing to the Shares as principal for investment only and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and, in particular, it has no intention to distribute either directly or indirectly any of the Shares in the United States or to U.S. Persons;

c. the Subscriber is aware that an investment in RE360 is speculative and involves certain risks, including the possible loss of the entire investment, and that the current share valuation placed on RE360 is not based on a formal business valuation but is rather a projected valuation based on various factors outlined in the Form C, including but not limited to estimated value of similar companies;

d. the Subscriber has made an independent examination and investigation of an investment in the Shares and RE360 Enterprise, Inc and depends on the advice of its legal and financial advisors and agrees that RE360 Enterprise, Inc will not be responsible in any way whatsoever for the Subscriber's decision to invest in the Shares and RE360 Enterprise, Inc; and

e. no person has made any written or oral representations to the Subscriber:

(i) that any person will resell or repurchase any of the Shares;

(ii) that any person will refund the Subscription Price of any of the Shares; or

(iii) as to the future price or value of any of the Shares;

3.2 Representations and Warranties will be Relied Upon by RE360 Enterprise, Inc. The Subscriber acknowledges that the representations and warranties contained herein, if applicable, are made by it with the intention that such representations and warranties may be relied upon by RE360 Enterprise, Inc and its legal counsel in determining the Subscriber's eligibility to subscribe the Shares under applicable securities legislation, or (if applicable) the eligibility of others on whose behalf it is contracting hereunder to subscribe the Shares under applicable securities legislation. The Subscriber further agrees that by accepting the Shares on the closing date (as herein defined), that the representations and warranties contained herein, if applicable, are true and correct as at the closing date with the same force and effect as if they had been made by the Subscriber on the closing date and that they will survive the subscription by the Subscriber of the Shares and will continue in full force and effect notwithstanding any subsequent disposition by the Subscriber of such Shares.

4. Further Assurances. Each party hereto agrees to execute, on request, all other documents and instruments as the other party shall reasonably request, and to take any actions, which are reasonably required or desirable to carry out obligations imposed under, and affecting the purposes of, this Agreement. Subscriber hereby authorizes RE360 Enterprise, Inc to correct any minor errors in, or complete any minor information missing from, any document relating to the subscription. This Agreement, and all other documents, may be signed by the parties in counterparts and by fax, e-mail, or electronic signature.

5. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 30 Apr 2025, or at such other time and place as the Company may designate by notice to the undersigned.

6. Governing Law and Jurisdiction. This Agreement shall be governed by the substantive law of the State of Delaware, without the application of any conflict of laws principle that would require the application of the law of any other jurisdiction.

7. Notices and Consents. Subscriber acknowledges and agrees that RE360 Enterprise, Inc shall, to the fullest extent allowed by the law, be entitled to communicate with Subscriber entirely by e-mail, and this includes, without limitation, all correspondence and notices required by applicable corporate or securities law, and with respect to reports to shareholders, shareholder meetings, and shareholder votes.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Subscriber Signature:

_____
[Signature Code:]
Name: [Subscriber Legal Name]
Email: [Subscriber Email]
Date: [Date of Signing]

Issuer Signature:

Adonis Lockett

Name: Adonis Lockett
Title:
RE360 Enterprise, Inc

Appendix D - FINANCIAL STATEMENTS

RE360 Enterprise, Inc (Consolidated)

For the Year Ended December 31, 2023 and 2022

With Independent Accountant's Review Report

RE360 Enterprise, Inc (Consolidated)
Financial Statements
Years Ended December 31, 2023 and 2022

Contents

Don S Davidson, CPA
Email:don.sam.davidson.senior@gmail.com
Ph:267-968-2963

Independent Accountant's Review Report

The Board of Directors
RE360 Enterprise, Inc (Consolidated)

We have reviewed the accompanying financial statements of RE360 ENTERPRISE, INC, consolidated with financial statement of 1) Lockett In Global Solutions Inc , 2) Alleo Holdings Corporation , 3) Lockett-N-Homes Inc, 4) My RE360, LLC, 5) 304 Amherst, Ave LLC and 6)Emian Investments, LLC, the consolidated financial statement comprises the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of income, consolidated cash flows for the years then ended, consolidated changes in Stockholders' Equity and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Don S Davidson, CPA



Philadelphia, Pennsylvania
Wednesday, May 29, 2024

RE360 Enterprise, Inc (Consolidated)				
Balance sheet (Unaudited)				

Assets		As on Dec 31, 2023		As on Dec 31, 2022
Current assets:				
Cash and cash equivalents		130,358		25,104
Total current assets	$	**130,358**	$	**25,104**
Non-Current Asset				
Advance and Loans		1,120,268		-
Other Non Current Asset		106,368		-
Total Non-Current Asset		**1,226,637**		**-**
Fixed assets:				
Rental Real Estate		6,332,798		4,833,600
Land		1,533,580		973,580
Building Improvements		3,149,931		2,700,892
Computer		3,500		3,500
Furniture		5,685		5,685
Office Equipment		2,477		2,477
Software		40,864		40,864
Trademark		2,000		2,000
Total	$	**11,070,835**	$	**8,562,598**
Less : Accumulated Depreciation		(922,400)		(608,862)
Net Property, Plant and Equipment	$	**10,148,435**	$	**7,953,736**
Total Assets	$	**11,505,430**	$	**7,978,840**
Liabilities and Stockholders' Equity				
Current liabilities:				
Credit Card/Trade/other payable		286,692		161,997
Provision for Expenses/Estimated Taxes		-		-
Short Term Portion of Long Term Debt		91,211		64,042
Total current liabilities	$	**377,903**	$	**226,039**
Long-term liabilities				
Real Estate Loan		10,409,989		6,601,153
Tenant Deposit		33,000		29,000
Other Loans and Advances		-		525,921
Total long-term liabilities	$	**10,442,989**	$	**7,156,074**
Total Liabilities	$	**10,820,892**	$	**7,382,113**
Stockholders' Fund				
Common Stock		10,000		10,000
Retained Earnings		586,726		15,005
Profit/(Loss) for the Year		87,811		571,721
Total stockholders' Fund	$	**684,537**	$	**596,726**
Total liabilities and stockholders' Fund	$	**11,505,430**	$	**7,978,840**

See Independent Accountant's Review Report

RE360 Enterprise, Inc (Consolidated)

Statement of Operation (Unaudited)

REVENUE		For the year Ended December 31,2023		For the year Ended December 31,2022
LNH Capital Lender Fees & Interest		539,371		454,036
Rental Income		1,257,540		873,206
Property Management Fee		14,419		3,464
Real Estate Sales / Capital Gains		456,533		867,786
My RE360 Income (Subscription)		9,739		5,046
Total Revenue	**$**	**2,277,602**	**$**	**2,203,537**
DIRECT EXPENSES (COGS)				
Commission		96,644		136,831
Closing Costs and Escrow Fee		155,422		80,631
Property Taxes		-		23,493
Utilities		34,431		32,506
Operation and Maintenance		329,265		287,371
Total Direct Expenses	**$**	**615,762**	**$**	**560,832**
Gross Profit	**$**	**1,661,840**	**$**	**1,642,705**
INDIRECT EXPENSES				
Advertising		47,382		29,403
Auto & Truck		3,860		5,384
Bank Charges & Merchant Fee		5,205		7,234
Computer and Software Expense		23,130		9,833
Conferences & Expos		25,423		13,955
Insurance		44,541		43,714
Dues & Subscriptions		1,816		2,515
Legal & Professional		80,354		56,171
Meals & Entertainment		9,491		19,276
Office Expense		37,583		18,886
Office Rent		49,993		39,574
Salaries & Wages		315,126		210,532
Taxes & Licenses		9,858		8,158
Telephone		6,884		8,330
Travel		27,833		23,933
Website Expense		20,680		18,955
Total Indirect expenses	**$**	**709,158**	**$**	**515,853**
Operating Profit	**$**	**952,683**	**$**	**1,126,852**
Other Income		33,752		18,418
Other expense				
Mortgage Interest		(539,382)		(305,765)
Other Interest Expense		(45,704)		(21,349)
Depreciation		(313,538)		(246,435)
Net Profit	**$**	**87,811**	**$**	**571,721**

See Independent Accountant’s Review Report

RE360 Enterprise, Inc (Consolidated)

Statements of Cash Flows (Unaudited)

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Operating activities		
Net income	87,811	571,721
Depreciation	313,538	246,435
(Increase)/decrease in Trades receivables	-	-
Increase/(decrease) in payables/Deposit and Provision	128,695	18,607
Net cash Generated/(used) by operating activities	**530,043**	**836,763**
Investing activities		
Purchase of Property, Plant and equipment	(2,508,237)	(2,176,340)
Loans and Advances	(1,226,637)	-
Net cash used in investing activities	**(3,734,874)**	**(2,176,340)**
Financing activities		
Net Proceeds from loan	3,310,085	1,303,127
Net Proceeds from capital contribution/(distribution)	-	-
Net cash from financing activities	**3,310,085**	**1,303,127**
Net (decrease) increase in cash and cash equivalents	105,254	(36,450)
Cash and cash equivalents at beginning of year	25,104	61,554
Cash and cash equivalents at end of year	**$ 130,358**	**$ 25,104**

See Independent Accountant's Review Report

RE360 Enterprise, Inc (Consolidated)

Statement of Changes in Stockholders' Equity (Unaudited)

	Common Stock/Additional Paid in Capital	Retained Earnings/(Deficit)	Total Shareholders Fund
Balance at December 31, 2021	10,000	15,005	25,005
Common stock/Additional Paid in Capital			-
Less: Net Profit/(Loss)		571,721	571,721
Balance at December 31, 2022	**10,000**	**586,726**	**596,726**
Additional Paid in Capital/(Capital Distribution)			-
Less: Net Profit/(Loss)		87,811	87,811
Balance at December 31, 2023	**$ 10,000**	**$ 674,537**	**$ 684,537**

See Independent Accountant's Review Report

RE360 Enterprise, Inc (Consolidated)

Schedule A : Property and Equipment (Unaudited) 2023

Sl No.	Asset Description	#	Life of Asset (Months)	Depreciation Method	Date of Purchase	Amount $	Accumulated Depreciation			Net Asset
							As on 31st Dec 2022	Depreciation for the Year	As on 31st Dec 2023	
1	Real Estate Property									
	900 Blossomwood Ct. Arlington TX 76017	######	360	SLM	07/10/10	95,000	39,583	3,167	42,750	52,250
	9104 Farmers Rd. White Settlement TX 76108	######	360	SLM	04/15/16	65,000	14,625	2,167	16,792	48,208
	2713 Cordone St. Ft. Worth TX 76133	######	360	SLM	04/20/16	69,500	15,638	2,317	17,954	51,546
	927 Powell Rd. Mesquite TX 75149	######	360	SLM	05/06/16	76,000	16,889	2,533	19,422	56,578
	203 Fielding Dr. Mesquite, TX 75149	######	360	SLM	11/08/15	69,500	16,603	2,317	18,919	50,581
	7224 Greenlee St. Ft. Worth TX 76112	######	360	SLM	05/21/18	99,500	15,478	3,317	18,794	80,706
	2437 Alloway Dr. Ft. Worth TX 76119	######	360	SLM	05/30/18	76,000	11,822	2,533	14,356	61,644
	6200 Kentwood Pl. Ft. Worth, TX 76112	######	360	SLM	08/20/18	103,000	15,164	3,433	18,597	84,403
	4518 Erath St. Ft. Worth, TX 76119	######	360	SLM	10/18/18	75,500	10,696	2,517	13,213	62,288
	3313 Hatcher St. Ft. Worth, TX 76119	######	360	SLM	10/18/18	65,000	9,208	2,167	11,375	53,625
	3705 S Littlejohn Ave. Ft. Worth, TX 76105	######	360	SLM	10/18/18	62,000	8,783	2,067	10,850	51,150
	4001 Fitzhugh Ave. Ft. Worth, TX 76105	######	360	SLM	10/18/18	69,900	9,903	2,330	12,233	57,668
	4853 Vinetta Dr. Ft. Worth, TX 76119	######	360	SLM	10/18/18	75,500	10,696	2,517	13,213	62,288
	4305 Carmel Ave. Ft. Worth, TX 76119	######	360	SLM	10/18/18	75,000	10,625	2,500	13,125	61,875
	4824 Tallman St. Ft. Worth, TX 76119	######	360	SLM	10/18/18	66,000	9,350	2,200	11,550	54,450
	3532 Pioneer St. Ft. Worth, TX 76119	######	360	SLM	10/18/18	62,000	8,783	2,067	10,850	51,150
	4113 Ave N. Ft. Worth, TX 76105	######	360	SLM	02/11/19	67,700	8,839	2,257	11,095	56,605
	4224 Ramey Ave. Ft. Worth, TX 76105	######	360	SLM	02/11/19	48,000	6,267	1,600	7,867	40,133
	3116 6th Ave. Ft. Worth, TX 76110	######	360	SLM	02/11/19	110,000	14,361	3,667	18,028	91,972
	1217 High St. Ft. Worth, TX 76110	######	360	SLM	02/11/19	105,000	13,708	3,500	17,208	87,792
	725 Chisholm Ct. Burleson, TX 76028	######	360	SLM	04/14/20	128,000	11,733	4,267	16,000	112,000
	3612 Guadalupe Rd. Ft. Worth TX 76116	######	360	SLM	04/17/20	130,000	11,917	4,333	16,250	113,750
	5504 Wheaton Ave. Ft. Worth, TX 76133	######	360	SLM	04/17/20	120,000	11,000	4,000	15,000	105,000
	2342 King Richard Drive, Tx 75050	######	360	SLM	06/20/20	360,000	31,000	12,000	43,000	317,000
	4818 Virginia Ave. Dallas, TX 75204	######	360	SLM	10/15/20	415,000	31,125	13,833	44,958	370,042
	5118 Ash Ln. Dallas, TX 75223	######	360	SLM	11/05/20	230,000	16,611	7,667	24,278	205,722
	6036 Harrison Way. Watauga TX 76148	######	360	SLM	11/15/20	129,000	9,317	4,300	13,617	115,383
	2115 Hurley Ave. Ft. Worth, TX 76110	######	360	SLM	04/15/21	199,000	11,608	6,633	18,242	180,758
	4509 Sandage Ave. Ft. Worth, TX 76115	######	360	SLM	04/15/21	135,000	7,875	4,500	12,375	122,625
	304 Amherst Ave, Rochardson, TX 75081	######	360	SLM	04/20/21	325,000	18,958	10,833	29,792	295,208
	601 W. Cedar St. Arlington, TX 76011	######	360	SLM	05/17/22	161,000	3,578	5,367	8,944	152,056
	5605 Ramey Ave. Ft. Worth, TX 76112	######	360	SLM	06/30/22	145,000	2,819	4,833	7,653	137,347
	1722 Proctor Dr. Grand Prairie, TX 75051	######	360	SLM	08/22/22	175,000	2,431	5,833	8,264	166,736
	5533 Ramey Ave. Ft. Worth, TX 76112	######	360	SLM	09/02/22	150,000	1,667	5,000	6,667	143,333
	722 Wren Ave. Duncanville, TX 75116	######	360	SLM	09/30/22	180,000	2,000	6,000	8,000	172,000
	1306 Elby St. Irving, TX 75061	######	360	SLM	01/15/23	316,500	-	10,550	10,550	305,950
	1733 Greenfield Ave. Ft. Worth, TX 76102	######	360	SLM	06/15/23	96,682	-	2,417	2,417	94,265
	4407, San Jacinto, Dallas , TX 75204	######	360	SLM	In Progress	1,266,023	-	-	-	1,266,023
	4600 Rutland Ave, Tx 76133	######	360	SLM	10/15/23	136,493	-	1,517	1,517	134,977
2	Computers	5	36	SLM	06/01/19	3,500	3,500	-	3,500	-
3	Furniture & Fixtures									
	Book Shelves 2, Office Chair 5	7	36	SLM	01/01/20	4,100	4,100	-	4,100	-
	Way Fair	1	36	SLM	04/21/21	734	428	245	673	61
	Way Fair	1	36	SLM	05/23/21	851	473	284	756	95
4	Office Equipment	1	36	SLM	01/01/20	1,000	1,000		1,000	-
5	Office Equipment	1	36	SLM	07/12/21	1,477	739	492	1,231	246
6	Building Improvements 2020									
	1217 High St. Ft. Worth, TX 76110		240	SLM	12/23/20	44,636	4,650	2,232	6,881	37,755
	2342 King Richard Drive, Tx 75050		240	SLM	09/12/20	7,992	932	400	1,332	6,660
	2713 Cordone St. Ft. Worth TX 76133		240	SLM	12/28/20	14,292	1,489	715	2,203	12,089
	3116 6th Ave. Ft. Worth, TX 76110		240	SLM	11/18/20	6,125	664	306	970	5,155
	3532 Pioneer St. Ft. Worth, TX 76119		240	SLM	07/27/20	16,723	2,090	836	2,927	13,796
	3612 Guadalupe Rd. Ft. Worth TX 76116		240	SLM	12/15/20	30,297	3,156	1,515	4,671	25,627
	3705 S Littlejohn Ave. Ft. Worth, TX 76105		240	SLM	12/18/20	30,734	3,201	1,537	4,738	25,995
	4001 Fitzhugh Ave. Ft. Worth, TX 76105		240	SLM	12/31/20	8,471	882	424	1,306	7,165
	4305 Carmel Ave. Ft. Worth, TX 76119		240	SLM	10/10/20	9,755	1,097	488	1,585	8,170
	4818 Virginia Ave. Dallas, TX 75204		240	SLM	12/30/20	78,466	8,174	3,923	12,097	66,369
	4853 Vinetta Dr. Ft. Worth, TX 76119		240	SLM	10/10/20	25,403	2,858	1,270	4,128	21,275
	5118 Ash Ln. Dallas, TX 75223		240	SLM	12/08/20	344,537	35,889	17,227	53,116	291,421
	5504 Wheaton Ave. Ft. Worth, TX 76133		240	SLM	12/10/20	50,267	5,236	2,513	7,750	42,518
	6036 Harrison Way. Watauga TX 76148		240	SLM	12/18/20	48,012	5,001	2,401	7,402	40,610
	725 Chisholm Ct. Burleson, TX 76028		240	SLM	06/26/20	39,664	5,123	1,983	7,107	32,558
	900 Blossomwood Ct. Arlington TX 76017		240	SLM	10/20/20	12,973	1,459	649	2,108	10,865
	9104 Farmers Rd. White Settlement TX 76108		240	SLM	09/21/20	11,408	1,331	570	1,901	9,507
	927 Powell Rd. Mesquite TX 75149		240	SLM	09/30/20	8,591	1,002	430	1,432	7,159

	Building Improvements 2021								
	1217 High St. Ft. Worth, TX 76110	240	SLM	12/07/21	6,395	346	320	666	5,728
	2115 Hurley Ave. Ft. Worth, TX 76110	240	SLM	12/24/21	79,737	4,319	3,987	8,306	71,431
	2342 King Richard Drive, Tx 75050	240	SLM	12/23/21	117,483	6,364	5,874	12,238	105,246
	3116 6th Ave. Ft. Worth, TX 76110	240	SLM	11/26/21	19,696	1,149	985	2,134	17,563
	3612 Guadalupe Rd. Ft. Worth TX 76116	240	SLM	08/22/21	6,052	429	303	731	5,321
	3705 S Littlejohn Ave. Ft. Worth, TX 76105	240	SLM	11/21/21	6,337	370	317	687	5,651
	4001 Fitzhugh Ave. Ft. Worth, TX 76105	240	SLM	12/13/21	7,675	416	384	799	6,875
	4818 Virginia Ave. Dallas, TX 75204	240	SLM	12/21/21	864,495	46,827	43,225	90,052	774,444
	5118 Ash Ln. Dallas, TX 75223	240	SLM	11/24/21	81,104	4,731	4,055	8,786	72,318
	5504 Wheaton Ave. Ft. Worth, TX 76133	240	SLM	12/23/21	15,588	844	779	1,624	13,964
	6036 Harrison Way. Watauga TX 76148	240	SLM	10/15/21	17,427	1,089	871	1,961	15,466
	725 Chisholm Ct. Burleson, TX 76028	240	SLM	10/19/21	8,968	560	448	1,009	7,959
	Office Interiors	240	SLM	12/14/21	12,487	676	624	1,301	11,187
	Building Improvements 2022								
	1306 Elby St. Irving, TX 75061	240	SLM	12/31/22	10,970	46	549	594	10,376
	1722 Proctor Dr. Grand Prairie, TX 75051	240	SLM	12/31/22	19,202	80	960	1,040	18,162
	203 Fielding Dr. Mesquite, TX 75149	240	SLM	12/31/22	30,381	127	1,519	1,646	28,736
	2115 Hurley Ave. Ft. Worth, TX 76110	240	SLM	12/12/22	18,693	78	935	1,013	17,681
	2342 King Richard Drive, Tx 75050	240	SLM	10/05/22	61,886	774	3,094	3,868	58,018
	2437 Alloway Dr. Ft. Worth TX 76119	240	SLM	12/12/22	18,969	79	948	1,028	17,942
	3116 6th Ave. Ft. Worth, TX 76110	240	SLM	06/11/22	92,145	2,688	4,607	7,295	84,850
	3705 S Littlejohn Ave. Ft. Worth, TX 76105	240	SLM	12/10/22	8,425	35	421	456	7,969
	4518 Erath St. Ft. Worth, TX 76119	240	SLM	12/10/22	18,726	78	936	1,014	17,711
	4818 Virginia Ave. Dallas, TX 75204	240	SLM	12/18/22	245,677	1,024	12,284	13,307	232,369
	5118 Ash Ln. Dallas, TX 75223	240	SLM	12/12/22	20,864	87	1,043	1,130	19,734
	5533 Ramey Ave. Ft. Worth, TX 76112	240	SLM	12/21/22	29,479	123	1,474	1,597	27,882
	5605 Ramey Ave. Ft. Worth, TX 76112	240	SLM	12/12/22	12,805	53	640	694	12,111
	601 W. Cedar St. Arlington, TX 76011	240	SLM	12/19/22	32,571	136	1,629	1,764	30,807
	6036 Harrison Way. Watauga TX 76148	240	SLM	12/07/22	5,471	23	274	296	5,175
	722 Wren Ave. Duncanville, TX 75116	240	SLM	12/15/22	35,683	149	1,784	1,933	33,750
	927 Powell Rd. Mesquite TX 75149	240	SLM	12/20/22	7,155	30	358	388	6,768
	Building Improvements 2023								
	1217 High St. Ft. Worth, TX 76110	240	SLM	10/05/23	16,276	-	203	203	16,072
	1306 Elby St. Irving, TX 75061	240	SLM	12/21/23	40,509	-	169	169	40,341
	1722 Proctor Dr. Grand Prairie, TX 75051	240	SLM	09/29/23	53,489	-	891	891	52,597
	1733 Greenfield Ave. Ft. Worth, TX 76102	240	SLM	10/04/23	69,883	-	874	874	69,010
	2115 Hurley Ave. Ft. Worth, TX 76110	240	SLM	12/09/23	5,134	-	21	21	5,113
	4001 Fitzhugh Ave. Ft. Worth, TX 76105	240	SLM	09/21/23	7,875	-	131	131	7,743
	4224 Ramey Ave. Ft. Worth, TX 76105	240	SLM	11/06/23	13,001	-	108	108	12,893
	4407, San Jacinto, Dallas , TX 75204	240	SLM	In-Progress	55,200	-	-	-	55,200
	4509 Sandage Ave. Ft. Worth, TX 76115	240	SLM	11/06/23	46,975	-	391	391	46,583
	4600 Rutland Ave, Tx 76133	240	SLM	12/07/23	45,312	-	189	189	45,123
	4818 Virginia Ave. Dallas, TX 75204	240	SLM	12/15/23	18,705	-	78	78	18,627
	4853 Vinetta Dr. Ft. Worth, TX 76119	240	SLM	12/14/23	35,990	-	150	150	35,840
	5118 Ash Ln. Dallas, TX 75223	240	SLM	12/09/23	10,203	-	43	43	10,160
	5605 Ramey Ave. Ft. Worth, TX 76112	240	SLM	11/06/23	8,191	-	68	68	8,123
	601 W. Cedar St. Arlington, TX 76011	240	SLM	03/16/23	22,297	-	929	929	21,368
7	Land								
	Opening				973,580	-	-	-	1,533,580
	Addition During The Year				560,000	-	-	-	
8	Software Development in Progress	1			01/01/23				
	Opening	-		60		40,864	-	8,173	8,173	32,691
	Addition During The Year				-				
9	Trademarks	1	N/A	N/A	06/01/19	2,000	-	-	-	2,000
		TOTAL				**11,070,835**	**608,862**	**313,538**	**922,400**	**10,148,442**

1. Business and Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

RE360 Enterprise, Inc ("the Company") is a real estate investment firm that offers clients/customers end to end real estate services. Lockett-N-Homes Inc is a real estate brokerage that specializes in buying, selling, and wholesaling properties along with offering property management services. myRE360,LLC is an online platform that teaches real estate investing education, provides free tools to investors, helps them find deals, and offers access to resources to grow their business.

Consolidation : The financial statement of the these entities are consolidated to make the group financial statement and titled as RE360 Enterprise, Inc (Consolidated) 1) Lockett In Global Solutions Inc , 2) Alleo Holdings Corporation , 3) Lockett-N-Homes Inc, 4) My RE360, LLC, 5) 304 Amherst, Ave LLC and 6)Emian Investments, LLC.

Use of estimates:
The preparation of financial statements is in conformity with the accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Property and Equipment, Net

Property and equipment are recorded at cost. Depreciation is computed using a straight-line full- month convention method over the estimated useful lives of the assets, which for furniture and fixtures, auto and most computer equipment ranges primarily from One to Three Years and Thirty Year for Real Estate Properties and 20Years for Improvements made on the properties.

Repairs and maintenance performed on equipment and asset are expensed as incurred.

Cash and Cash Equivalents
Cash equivalents consist primarily Balance in bank.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting. In accordance with this method of accounting, revenue is recognized in the period in which it is earned and expenses are recognized in the period in which they are incurred. All revenue and expenses that are applicable to future periods are presented as deferred income or prepaid expenses on the accompanying balance sheets

3. Commitments and Contingencies
As of the date of issuance of financials, May 29, 2024, The Individual entities included in this consolidated financial statement do not have any outstanding Income Tax liability, however the Individual entities is yet to file Income Tax returns for the Tax Year 2022 and 2023. Due to higher rate of depreciation in Income Tax, taxable income of the entity might not attract Income Tax Liability.

4. Income Tax
The Tax returns of Individual entities for the Tax Year 2022 and 2023 is yet to be filed, the Income Tax for the years is estimated by the management to be NIL due to higher rate of depreciation for Tax Purpose.

We were not able to estimate the carried forward losses and temporary difference like Depreciation for the consolidated financial statement as the tax return is yet to be prepared, hence the deferred tax liability/asset is not accounted for.

5. Subsequent Events
Management has evaluated subsequent events through May 29, 2024, the date on which the financial statements were available to be issued.

Future minimum lease payments under this lease as of December 31, 2023 are:

Year Ending December 31:	
2024	48,852.00
2025	84,685.00
2026	86,296.00
2027	87,906.00
2028	89,517.00
Thereafter	75,828.00
Total Minimum Lease Payments	**473,084.00**

See Independent Accountant's Review Report.

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[1] About The Alleo Revocable Living Trust: Lauren Lockett and Adonis Lockett serve as Settlor and Trustee of The Alleo Revocable Living Trust, a legal entity established under the laws of Texas. The Alleo Revocable Living Trust holds 100% of the Class A Common Stock of RE360 Enterprise, Inc. As part of this ownership structure, Lauren and Adonis Lockett exercise control over the trust, which in turn provides them with an indirect controlling interest in RE360 Enterprise, Inc. This relationship aligns with the terms of the trust agreement and

reflects their fiduciary responsibility to manage and administer the assets held by the trust, including their interest in RE360 Enterprise, Inc., in accordance with the trust's provisions.